UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2022

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Executive Officer / Group CFO

January 17, 2022

Mizuho Financial Group, Inc.

Changes of Directors and Executive Officers

Mizuho Financial Group, Inc. hereby announces changes of Member of the Board of Directors and Executive Officers (including changes in their areas of responsibility, etc.).

The management changes described above are subject to any approval or permission required being obtained from the relevant regulatory or other authorities.

[Mizuho Financial Group, Inc. (MHFG)]

(Effective as of January 17, 2022)

Name	New Position		Current Position
Masahiro Kihara	Senior Executive Officer (Representative Executive Officer)	Head of Global Products Unit / Deputy Head of Corporate & Institutional Company / Deputy Head of Global Corporate Company	Senior Executive Officer	(same as on the left)

Koji Yonei	Senior Executive Officer	Group Chief Digital Innovation Officer* / Head of IT & Systems Group	Senior Executive Officer	Co-Head of IT & Systems Group

(Note1)	Asterisk indicates ‘Acting’ Group Chief Digital Innovation Officer.

(Note2)	The appointment of Mr. Koji Yonei as Head of IT & Systems Group was announced on November 26, 2021.

(Effective as of February 1, 2022)

Name	New Position		Current Position
Masahiro Kihara	President & Group CEO (Representative Executive Officer)	Group CEO / Head of Global Products Unit	(as stated above)

Tatsufumi Sakai	Member of the Board of Directors		Member of the Board of Directors, President & Group CEO (Representative Executive Officer)

(Note1)	The appointment of Mr. Masahiro Kihara as Head of Global Products Unit is scheduled to be terminated on April 1, 2022.

(Note2)	As announced on November 26, 2021, the resignation of Mr. Tatsufumi Sakai as Member of the Board of Directors is scheduled for April 1, 2022. The date of resignation of President & Group CEO (Representative Executive Officer) has been changed to February 1, 2022.

(Effective as of April 1, 2022)

Name	New Position	Current Position
Seiji Imai	Member of the Board of Directors, Chairman (Kaicho)	Member of the Board of Directors, Deputy President & Senior Executive Officer (Representative Executive Officer)	Head of Corporate & Institutional Company / Head of Global Corporate Company

(Effective in late June 2022)

Name	New Position	Current Position
Masahiro Kihara	Member of the Board of Directors, President & Group CEO (Representative Executive Officer)	President & Group CEO (Representative Executive Officer)

(Note)	The appointment of Mr. Masahiro Kihara as Member of the Board of Directors is subject to approval at the Ordinary General Meeting of Shareholders of MHFG in late June 2022.

(Brief Personal Record of New President & Group CEO (Representative Executive Officer) of MHFG)

Name	Masahiro Kihara

Business Experience	Apr. 2021

Managing Executive Officer*

Head of Global Products Unit

Deputy Head of Corporate & Institutional Company

Deputy Head of Global Corporate Company

Mizuho Financial Group, Inc. (current)

*  Senior Executive Officer from Jul. 2021

(Due to the integration of executive titles)

Managing Executive Officer

Head of Global Corporate Division

Head of Global Products Unit

Mizuho Bank, Ltd. (current)

Apr. 2020

Managing Executive Officer

Deputy Head of Strategic Planning Group

Deputy Head of Financial Control & Accounting Group

Mizuho Financial Group, Inc.

Managing Executive Officer

Head of Strategic Planning Group

Head of Financial Control & Accounting Group (Head of Global Finance)

Mizuho Securities Co., Ltd.

	Apr. 2019	Executive Officer Joint Head of Financial Control & Accounting Group Joint Head of Global Finance Mizuho Securities Co., Ltd.

	Apr. 2018	Executive Officer General Manager of Financial Planning Department Mizuho Securities Co., Ltd.

	Apr. 2017	Executive Officer General Manager of Risk Management Department Mizuho Securities Co., Ltd.

	Jan. 2014	Project Manager Risk Governance Enhancement Project Team Mizuho Financial Group, Inc.

	Apr. 2011	General Manager of Americas Department Risk Management Division Mizuho Corporate Bank Ltd.

	Apr. 1989	Joined our group

Education	Jun. 1995 Mar. 1989	LLM, Duke University School of Law Graduated from Bachelor of Law, Hitotsubashi University

Date of Birth	Aug. 21, 1965

(Brief Personal Record of New Member of the Board of Directors, Chairman (Kaicho) of MHFG)

Name	Seiji Imai

Business Experience	Apr. 2021

Deputy President & Senior Executive Officer*
Head of Corporate & Institutional Company

Head of Global Corporate Company

Mizuho Financial Group, Inc. (current)

*  Member of the Board of Directors, Deputy President & Senior Executive Officer from Jun. 2021

	Apr. 2020	Senior Managing Executive Officer Head of Corporate & Institutional Company Head of Global Products Unit Mizuho Financial Group, Inc.

	Apr. 2019	Deputy President & Executive Officer Mizuho Bank, Ltd.

	Apr. 2018	Senior Managing Executive Officer Head of Global Corporate Company Mizuho Financial Group, Inc. (until Apr. 2020)

	Apr. 2016	Managing Executive Officer Head of Asia & Oceania excl. East Asia Mizuho Financial Group, Inc. Managing Executive Officer Head of Asia & Oceania excl. East Asia Mizuho Bank, Ltd.

	Apr. 2014	Executive Officer General Manager of Seoul Branch Mizuho Bank, Ltd.

	Apr. 1986	Joined our group

Education	Mar. 1986	Graduated from Faculty of Law, Kyoto University

Date of Birth	June 25, 1962